Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 23, 2009, NRG Energy, Inc. (“NRG”) issued the following open letter to all NRG stockholders.
NRG Energy, Inc. Issues Open Letter to NRG Stockholders Regarding
Latest Low and No-Carbon Technology Investment
PRINCETON, NJ; February 23, 2009—NRG Energy, Inc. (NYSE: NRG) today issued the following open letter to NRG stockholders regarding the Company’s latest investment in no and low-carbon technology:
February 23, 2009
Dear NRG Stockholders:
Today we announced that NRG signed an agreement to acquire the development rights for approximately 500 megawatts (MW) of contracted solar projects which are in various stages of development and utilize eSolar’s leading and low cost solar thermal technology.
While this acquisition does not represent a substantial upfront commitment of NRG capital—less than $10 million—it nonetheless signifies a meaningful step forward in NRG’s efforts to be a leader in solar development in the United States. These scale projects will be located in parts of the country with bountiful solar resources and will incorporate a technology that can be built at a cost that makes the projects profitable and, ultimately, value-enhancing to our shareholders. As the Administration moves forward with its plan to restart the economy, we believe the development projects we are acquiring are precisely the kind of zero-carbon, “shovel ready,” economy stimulating infrastructure projects that the Government is seeking to incent with its financial support.
For NRG, this initiative represents the biggest step forward by the “Low Carbon Technology” development group, which we created in June 2008. This group positions NRG to take advantage of the extraordinary opportunities which we believe are embedded within the two great long-term dynamics underway in our industry—the trend towards sustainability and the effort to combat climate change. Finally, the initiative with eSolar complements the considerable progress and success we have experienced over the past several months in advancing our nuclear development program.
This transaction with eSolar represents one of a number of attractive opportunities that we are seeing in our sector and which we believe NRG can act upon in a manner, and at a price, which will create substantial value for our shareholders. Indeed, the absolute size of our liquidity, combined with our lean organization, allows us to respond faster and more effectively than virtually any other power generator, or utility, to these growing opportunities—and to translate them into real value. This is how NRG is creating value for our shareholders now and in the months and years to come.

Sincerely,
/s/ David Crane
David Crane
President and Chief Executive Officer

Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008.

Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
Contacts:

Media:	Investors:
Meredith Moore	Nahla Azmy
609.524.4522	609.524.4526

Lori Neuman	Dave Klein
609.524.4525	609.524.4527

Dave Knox	Erin Gilli
713.795.6106 (Texas and Louisiana)	609.524.4528